Meridian Corporation

9 Old Lincoln Highway

Malvern, Pennsylvania 19335

VIA EDGAR

April 13, 2020

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                        Sonia Bednarowski

Re:                             Meridian Corporation

Acceleration Request

Registration Statement on Form S-4

File No. 333-236906

Dear Ms. Bednarowski:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236906), initially filed by Meridian Corporation (the “Company”) with the United States Securities and Exchange Commission on March 5, 2020 (as amended to date, the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on Wednesday, April 15, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Thomas L. Hanley of Stradley Ronon Stevens & Young, LLP at 215-564-8577 or thanley@stradley.com with any questions concerning this request or if you require any additional information.  Please notify Mr. Hanley when the Registration Statement has become effective.

Sincerely,

MERIDIAN CORPORATION

/s/ Denise Lindsay
Denise Lindsay
Executive Vice President and Chief
Financial Officer

cc:  Thomas L. Hanley, Stradley Ronon Stevens & Young, LLP